Exhibit 99.1

GYMCL Expands Yuchai Xin-Lan New Energy Subsidiary

SINGAPORE, February 9, 2023/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), wishes to announce that three new investors have committed funds to help expand the future development and operations of GYMCL’s subsidiary, Yuchai Xin-Lan New Energy Power Technology Co., Ltd. (“Yuchai Xin-Lan”). These investors are unrelated parties.

Yuchai Xin-Lan was incorporated in August 2021 and GYMCL invested a total value of RMB 500 million into the new subsidiary. It was established to research, develop and construct new production capacity for GYMCL’s new energy technologies including fuel cell systems, range extenders, hybrid power, electric drive system, etc. Yuchai Xin-Lan has successfully integrated an electric drive axle for the first time into an EV light-duty bus which is currently being sold in the bus market. Its high-power range extender powertrain systems have been introduced into smart mining trucks, and its gas-electric hybrid engines are propelling 10-meter buses.

In November 2022, Yuchai Xin-Lan received a capital contribution of RMB 50 million from the Nanning Industrial Investment New Energy Automobile Investment Company, which is an NEV-related investment company of the Government of Nanning Municipality. In January 2023, to further meet the high capital demand of Yuchai Xin-Lan, two new investors, Guangxi Guangtou Incubation Investment Fund and GIIT Investment Development Company, have also agreed to contribute a total of RMB 20 million capital into Yuchai Xin-Lan. As at the date of this announcement, Yuchai Xin-Lan has received the amount of RMB 10 million and it expects the remaining RMB 10 million to be received subsequently.

Upon receipt of the full RMB 70 million capital contribution, Yuchai Xin-Lan would become an 87.7%-owned subsidiary of GYMCL. Based on the subscription agreements entered into between GYMCL, Yuchai Xin-Lan and the three investors, these investors have the right to require that GYMCL buys back their respective Yuchai Xin-Lan equities at cost plus agreed interests if certain conditions are not being met by end of 2027.

The new capital raised will be used mainly as additional working capital and for investment in further development of high-power, full-electric drive systems, and for hybrid and range extender drive systems for both on-road and off-road applications.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, GYMCL distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2021, GYMCL sold 456,791 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. Among others, if the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com